UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 8)

                                 IA GLOBAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   44920E 10 4
                                 (CUSIP Number)

                                  TAKESHI SATO
                        INTER ASSET JAPAN LBO NO. 1 FUND
                         35F Atago Green Hills Mori Tower
                             2-5-1 Atago, Minato-Ku
                              Tokyo 105-6235 Japan
                                81 (3) 5776-0880
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2004
              Date of Event Which Requires Filing of This Statement

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 2
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INTER ASSET JAPAN LBO NO. 1 FUND ("IAJ LBO Fund")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [    ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         JAPAN
________________________________________________________________________________


   NUMBER OF        7      SOLE VOTING POWER               31,580,000 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          31,580,000 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         31,580,000 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       33.6%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         PN
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 3
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PBAA Fund Ltd. ("PBAA")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                            [   ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands
________________________________________________________________________________


   NUMBER OF        7      SOLE VOTING POWER               28,604,152 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          28,604,152 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         28,604,152 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       30.4%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         PN
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 4
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terra Firma Fund Ltd. ("Terra Firma")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [    ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands
________________________________________________________________________________


   NUMBER OF        7      SOLE VOTING POWER               13,100,000 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          13,100,000 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         13,100,000 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       13.9%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         PN
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 5
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INTER ASSET JAPAN CO LTD ("IAJ")
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         WC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [    ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         JAPAN
________________________________________________________________________________


   NUMBER OF        7      SOLE VOTING POWER               3,989,501 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          3,989,501 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,989,501 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       4.2%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         CO
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 6
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         HIROKI ISOBE
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         PF
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [    ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         JAPAN
________________________________________________________________________________


   NUMBER OF        7      SOLE VOTING POWER               1,594,147 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          1,594,147 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,594,147 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       1.7%
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         IN
________________________________________________________________________________

                                  SCHEDULE 13D
________________________________________________________________________________

CUSIP NO. 44920E 10 4                                                     PAGE 7
________________________________________________________________________________

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         ALAN MARGERISON
________________________________________________________________________________

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [   ] (b) [ X ]
________________________________________________________________________________

  3      SEC USE ONLY
________________________________________________________________________________

  4      SOURCE OF FUNDS
         SC
________________________________________________________________________________

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [    ]
________________________________________________________________________________

  6      CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED KINGDOM
________________________________________________________________________________


   NUMBER OF        7      SOLE VOTING POWER               1,702,667 SHARES
                    ____________________________________________________________
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ____________________________________________________________
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          1,702,667 SHARES
                    ____________________________________________________________
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ____________________________________________________________
     WITH
________________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,702,667 SHARES
________________________________________________________________________________

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
________________________________________________________________________________

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       1.8%*
________________________________________________________________________________

 14      TYPE OF REPORTING PERSON*
         IN
________________________________________________________________________________

* Includes options to acquire 1,666,667 shares of Common Stock.

ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 8 to Schedule 13D ("Amendment 8") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of IA Global, Inc., a Delaware corporation formerly known as Medium4.com, Inc. (the "Issuer"), whose principal executive offices are located at 533 Airport Boulevard, Suite 400, Burlingame, California 94010. The principal executive officers are Alan Margerison, Chief Executive Officer, and Mark Scott, Chief Financial Officer.

     This Amendment 8 is being filed solely to give notice of the (i) acquisition of 400,000 shares for $32,000 by PBAA in a private transaction from a former officer and director on December 31, 2004 and (ii) addition of 767,375 shares of IA Global common stock held by GMB Holdings, an entity controlled by Mr. Isobe.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Amendment 8 is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934 (the "Exchange Act") by (a) IAJ LBO Fund; (b) PBAA; (c) Terra Firma; (d) IAJ; (e) Mr. Isobe and (f) Mr. Margerison. IAJ LBO Fund is an open ended limited liability investment company incorporated in Japan as a private fund. PBAA and Terra Firma are each an open ended limited liability investment company incorporated in the British Virgin Islands as a private fund. IAJ is a limited liability company incorporated in Japan. Mr. Isobe is a citizen of Japan. Mr. Margerison is a citizen of the United Kingdom. Each "Reporting Person" (and collectively the "Reporting Persons") is an institutional investor or an "accredited investor."

     Information with respect to each Reporting Person is given solely by such Reporting Person; no Reporting Person has the responsibility for the accuracy or completeness of the information supplied by any other Reporting Person; and each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only. Although the Reporting Persons may be deemed to constitute a "group" for the purposes of Rule 13d-3 under the Exchange Act, the filing of this statement should not be deemed an admission that the Reporting Persons are a "group" for such purposes.

     The sole general partner of IAJ LBO Fund is IAJ. The general partner of IAJ (the "IAJ General Partner") is a venture capital company. The person in control of the IAJ General Partner is Takeshi Sato, a citizen of Japan. The principal occupation of Mr. Sato is serving as President and Chief Executive Officer of the IAJ General Partner. Mr. Sato took over the office of President of the IAJ General Partner on May 6, 2004 from Mr. Hashimoto, who in turn took over the office of President of the IAJ General Partner on June 15, 2003, from Alan Margerison. Mr. Margerison is Chairman of the IAJ General Partner. The principal occupation of Mr. Margerison is serving as President and Chief Executive Officer of the Issuer.

     The authorized share capital of PBAA is divided into two classes, 100 common shares having a nominal value of one Japanese yen each and 5,000,000 participating redeemable preference shares. Mr. Isobe holds all of the 100 issued common shares. The holders of the redeemable preference shares are private investors of PBAA and have no right to vote on matters submitted to PBAA's shareholders.

     The authorized share capital of Terra Firma is divided into two classes, 100 common shares having a nominal value of one Japanese yen each and 5,000,000 participating redeemable preference shares. Mr. Isobe holds all of the 100 issued common shares. The holders of the redeemable preference shares are private investors of Terra Firma and have no right to vote on matters submitted to Terra Firma's shareholders.

     Inter Asset Europe Investment Advisory Ltd. ("IA Europe"), the investment manager of PBAA, controls the investment portfolio of PBAA. Inter Asset Management Europe Ltd. ("IA Management"), the investment manager of Terra Firma, controls the investment portfolio of Terra Firma. Mr. Isobe has ultimate control of each of IA Europe and IA Management, as lead manager, and his principal occupation is serving as financial advisor to PBAA, Terra Firma, IAJ and other international investment funds. The directors of IA Europe are Mr. Isobe, Mr. Margerison and B. Fitzpatrick. The directors of IA Management are Mr. Isobe and Mr. Margerison.

     The principal business address of IAJ LBO Fund, IAJ, the IAJ General Partner, Mr. Margerison and Mr. Isobe is 35F Atago Green Hills MORI Tower, 2-5-1 Atago, Minato-ku, Tokyo 105-6235 Japan. The principal business address of PBAA, Terra Firma and IA Management is Woodbourne Hall, P.O. Box 3162, Road Town, Tortola, British Virgin Islands. The principal business address of IA Europe is Hume House, Ballsbridge, Dublin, Ireland.

     During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, the IAJ General Partner, IA Europe or IA Management, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, the IAJ General Partner, IA Europe or IA Management, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information in this Item 3 is supplemental, relates only to the transactions described in this Amendment, and is not a complete restatement of
Item 3.

     The source of funds used in connection with the transaction by PBAA described in Items 1 and 4, was the working capital of PBAA.

     The additional shares of IA Global common stock held by GMB Holdings Ltd., as described in Item 1, were not newly acquired, but are being disclosed by Mr. Isobe based on a determination that Mr. Isobe may be deemed a control person of GMB Holdings Ltd.

ITEM 4.  PURPOSE OF TRANSACTION.

     The information in this Item 4 is supplemental, relates only to the transactions described in this Amendment 8, and is not a complete restatement of
Item 4.

     PBAA and IAJ are existing shareholders of the Issuer and, together with their affiliates, are the majority shareholders in the company. Mr. Isobe is affiliated with each of PBAA and IAJ and is a business partner with Alan Margerison, the company's CEO. PBAA acquired 400,000 common shares from a former officer and director for $32,000 on December 31, 2004 in a private transaction.

Other

     The Reporting Persons may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Persons have no present intention to sell any shares of Common Stock, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by such Reporting Person.

     The Reporting Persons do not have any plans or proposals that would result in any of the actions or transactions described in clauses (a)through (j) of
Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, as amended, or as set forth above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

IAJ LBO Fund

     (a) As of December 31, 2004, IAJ LBO Fund beneficially owned 31,580,000 shares of Common Stock, representing approximately 33.6% of the outstanding Common Stock. 20,000,000 of such shares are owned directly by IAJ LBO Fund, and 11,580,000 of such shares are issuable upon the conversion of 1,158 shares of Series B Preferred Stock.

     The percentage of ownership calculation includes the 11,580,000 shares of Common Stock issuable to IAJ LBO Fund upon the conversion of 1,158 shares of Series B Preferred Stock.

     (b) As of December 31, 2004, Takeshi Sato, as President and Chief Executive Officer of IAJ, which is also the general partner of IAJ LBO Fund, had sole voting power and sole dispositive power with respect to 35,569,501 shares of Common Stock, which includes all shares of Common Stock held by IAJ LBO Fund and IAJ.

     (c) IAJ LBO Fund has not effected any transactions in Common Stock within the 60 days prior to December 31, 2004.

     (d) Not applicable.

     (e) Not applicable.

PBAA

     (a) As of December 31, 2004, PBAA beneficially owned 28,604,152 shares of Common Stock, representing approximately 30.4% of the outstanding Common Stock.

     The percentage of ownership calculation includes the 11,580,000 shares of Common Stock issuable to IAJ LBO Fund upon the conversion of 1,158 shares of Series B Preferred Stock.

     (b) As of December 31, 2004, Mr. Isobe, as the sole common shareholder of PBAA and in his capacity with IA Europe, as the investment manager of PBAA, as the sole common shareholder of Terra Firma and in his capacity with IA Management, as the investment manager of Terra Firma, and in his individual capacity, had sole voting power and sole dispositive power with respect to 43,298,299 shares of Common Stock.

     (c) In addition to the 400,000 shares acquired in a private transaction as set forth in this Amendment 8, PBAA acquired 1,299,213 shares of Common Stock in a private placement within the 60 days prior to December 31, 2004.

     (d) Not applicable.

     (e) Not applicable.

TERRA FIRMA

     (a) As of December 31, 2004, Terra Firma beneficially owned 13,100,000 shares of Common Stock, representing approximately 13.9% of the outstanding Common Stock.

     The percentage of ownership calculation includes the 11,580,000 shares of Common Stock issuable to IAJ LBO Fund upon the conversion of 1,158 shares of Series B Preferred Stock.

     (b) As of December 31, 2004, Mr. Isobe, as the sole common shareholder of Terra Firma and in his capacity with IA Management, as the investment manager of Terra Firma, as the sole common shareholder of PBAA and in his capacity with IA Europe, as the investment manager of PBAA, and in his individual capacity, had sole voting power and sole dispositive power with respect to 43,298,299 shares of Common Stock.

     (c) Terra Firma has not effected any transactions in Common Stock within the 60 days prior to December 31, 2004.

     (d) Not applicable.

     (e) Not applicable.

IAJ

     (a) As of December 31, 2004, IAJ beneficially owned 3,989,501 shares of Common Stock, representing approximately 4.2% of the outstanding Common Stock.

     The percentage of ownership calculation includes the 11,580,000 shares of Common Stock issuable to IAJ LBO Fund upon the conversion of 1,158 shares of Series B Preferred Stock.

     (b) As of December 31, 2004, Takeshi Sato, as President and Chief Executive Officer of IAJ, which is also the general partner of IAJ LBO Fund, had sole voting power and sole dispositive power with respect to 35,569,501 shares of Common Stock, which includes all shares of Common Stock held by IAJ LBO Fund and IAJ.

     (c) IAJ acquired 2,322,835 shares of Common Stock in a private placement within the 60 days prior to December 31, 2004.

     (d) Not applicable.

     (e) Not applicable.

Mr. Isobe

     (a) As of December 31, 2004, Mr. Isobe individually owned 826,772 shares of Common Stock. In addition, Mr. Isobe had personal signing authority over 767,375 shares of Common Stock held by GMB Holdings Ltd., a company registered n Nassau Bahamas. GMB Holdings Ltd. is not affiliated with(a) IAJ LBO Fund; (b) PBAA; (c) Terra Firma; (d) IAJ; or (e) Mr. Margerison, except to the extent that the foregoing entities could be deemed to be under common control based on the ownership interests of Mr. Isobe. These shares of Common Stock represent approximately 1.7% of the outstanding Common Stock of the Issuer.

     The percentage of ownership calculation includes the 11,580,000 shares of Common Stock issuable to IAJ LBO Fund upon the conversion of 1,158 shares of Series B Preferred Stock.

     (b) As of December 31, 2004, Mr. Isobe, as the sole common shareholder of PBAA and in his capacity with IA Europe, as the investment manager of PBAA, as the sole common shareholder of Terra Firma and in his capacity with IA Management, as the investment manager of Terra Firma, and in his individual capacity, had sole voting power and sole dispositive power with respect to 43,298,299 shares of Common Stock.

     (c) Mr. Isobe acquired 826,772 shares of Common Stock in a private placement within 60 days prior to December 31, 2004.

     (d) Not applicable.

     (e) Not applicable.

Mr. Margerison

     (a) As of December 31, 2004, Mr. Margerison beneficially owned 1,702,667 shares of Common Stock, representing approximately 1.8% of the outstanding Common Stock of the Issuer.

     The percentage of ownership calculation includes the 11,580,000 shares of Common Stock issuable to IAJ LBO Fund upon the conversion of 1,158 shares of Series B Preferred Stock and 1,666,667 options to purchase Common Stock of the Issuer that have been issued to Mr. Margerison and have vested.

     (b) As of December 31, 2004, Mr. Margerison had sole voting power and sole dispositive power with respect to 1,702,667 shares of Common Stock.

     (c) Mr. Margerison purchased 25,000 shares of Common Stock at prices ranging from $0.23 to $0.35 per share within the 60 days prior to December 31, 2004.

     (d) Not applicable.

     (e) Not applicable.

Other

     The share ownership percentages described in this Amendment 8 for IAJ, IAJ LBO Fund, PBAA, Terra Firma, Mr. Isobe and Mr. Margerison include the 11,580,000 shares of Common Stock issuable to IAJ LBO Fund upon the conversion of 1,158 shares of Series B Preferred Stock.

     The share ownership percentages described in this Amendment 8 for Mr. Margerison also include the 1,666,667 options to purchase shares of Common Stock held by Mr. Margerison.

     The share ownership percentages described in this Amendment 8 for Mr. Isobe also include the 767,375 shares of Common Stock held by GMB Holdings Ltd., an entity controlled by Mr. Isobe.

     Without these shares issuable to IAJ LBO Fund, Mr. Margerison and the GMB Holdings shares for which Mr. Isobe has personal signing authority, IAJ LBO Fund, PBAA, Terra Firma, IAJ, Mr. Isobe and Mr. Margerison collectively owned 80.7% of the Common Stock outstanding, based on total shares of Common Stock outstanding as of December 31, 2004 of 82,400,181.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described herein, no Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     a. (1) Share Purchase Agreement dated December 31, 2004 between PBAA Fund Ltd and Satoru Hirai.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2005


                   INTER ASSET JAPAN LBO NO. 1 FUND

                   By:   Inter Asset Japan Co Ltd., its General Partner

                   By:   /S/ TAKESHI SATO
                         ----------------------------------------------
                         Name:    Takeshi Sato
                         Title:   President and Chief Executive Officer


                   PBAA FUND LTD.

                   By:   /S/ HIROKI ISOBE
                         ----------------------------------------------
                         Name:    Hiroki Isobe
                         Title:   Director


                   TERRA FIRMA FUND LTD.

                   By:   /S/ HIROKI ISOBE
                         ----------------------------------------------
                         Name:    Hiroki Isobe
                         Title:   Director


                   INTER ASSET JAPAN CO LTD.

                   By:   Inter Asset Japan Co Ltd.

                   By:   /S/ TAKESHI SATO
                         ----------------------------------------------
                         Name:    Takeshi Sato
                         Title:   President and Chief Executive Officer


                   By:   /S/ HIROKI ISOBE
                         ----------------------------------------------
                         Name:    Hiroki Isobe


                   By:   /S/ ALAN MARGERISON
                         ----------------------------------------------
                         Name:    Alan Margerison


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                                                       Exhibit 1

                            SHARE PURCHASE AGREEMENT

         THIS SHARE PURCHASE AGREEMENT (the "Agreement") is made as of December 31, 2004, by and between Mr. Satoru Hirai (the "Seller") and PBAA Fund Ltd., a private investment fund organized and existing under the laws of the British Virgin Islands (the "Purchaser").

                   P r e l i m i n a r y   S t a t e m e n t s

         A. Seller is the holder of four hundred thousand (400,000) shares of IA Global, Inc's ("IAG") common stock (the "IAG Stock");

         B. Seller desires to sell to Purchaser the IAG Stock in exchange for $32,000 in cash and for the future US related business referral.

         C. Purchaser and Seller desire to set forth additional terms regarding the purchase and sale of the ACC Stock, as further set forth in this Agreement.

         NOW, THEREFORE, for and in consideration of the premises, covenants, and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties do covenant, agree, represent, warrant, and stipulate as follows:

                                A g r e e m e n t

1.   PURCHASE AND SALE

     1.1. Sale of IAG Stock. Subject to the terms and conditions set forth herein, Seller hereby agrees to sell to the Purchaser, and Purchaser hereby agrees to purchase from Seller, the IAG Stock, in consideration for a cash payment of $32,000 ("Cash") and for the future US related business referral.

     1.2. Transfer of Certificates Representing the ACC Shares. Certificates representing the IAG Stock, each duly endorsed in blank or with stock powers effecting such transfer, will be delivered to the Purchaser at or prior to the Closing.

2.   REPRESENTATION AND WARRANTIES OF THE SELLER

     The Seller represents and warrants to the Purchaser as follows:

     2.1. Organization, Execution and Delivery; Valid and Binding Agreements. Seller is an individual who has the requisite legal capacity to enter into this Agreement. Seller has duly executed and delivered this Agreement and, assuming that this Agreement is the legal, valid and binding agreement of Purchaser, this Agreement constitutes, and all other agreements and obligations to be entered into and undertaken in connection with the transactions contemplated hereby to which Seller is a party will constitute, the valid and binding obligations of Seller, enforceable against him in accordance with their respective terms.

     2.2. Authority; No Breach or Conflicts. Seller has all requisite power and authority to execute and deliver this Agreement and to perform his obligations hereunder, including all right, power, capacity and authority to sell, transfer, and convey the IAG Stock. The execution, delivery and performance by Seller of this Agreement and the agreements provided for herein, and the consummation by Seller of the Sale will not, with or without the giving of notice or the passage of time or both, directly or indirectly contravene, conflict or result in a violation of any agreements of Seller.

     2.3. Ownership of IAG Stock. Seller has good and marketable title to the IAG Stock, free and clear of any and all covenants, conditions, restrictions, voting trust arrangements, security interests, options, encumbrances and adverse claims or rights whatsoever (collectively, "Liens"). Upon consummation of the Sale, Purchaser will acquire from Seller good and marketable title to the IAG Stock, free and clear of all Liens.

3.   REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

     The Purchaser hereby represents and warrants to the Seller as follows:

     3.1. Organization, Execution and Delivery; Valid and Binding Agreements. Purchaser is an organization that is validly existing and in good standing under the laws of its respective jurisdiction of organization. Purchaser has duly executed and delivered this Agreement and, assuming that this Agreement is the legal, valid and binding agreement of the Seller, this Agreement constitutes, and all other agreements and obligations to be entered into and undertaken in connection with the transactions contemplated hereby to which Purchaser is a party will constitute, the valid and binding obligations of Purchaser, enforceable against it in accordance with their respective terms.

     3.2. Authority; No Breach or Conflicts. Purchaser has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance by Purchaser of this Agreement and the agreements provided for herein, and the consummation by Purchaser of the Sale will not, with or without the giving of notice or the passage of time or both, directly or indirectly contravene, conflict or result in a violation of any agreements of Purchaser.

4.   CLOSING DATE DELIVERIES

     The obligations of the parties under this Agreement are subject to the delivery, at or before the Closing Date, of the following documents and instruments:

     4.1. Purchaser Deliveries. The Purchaser shall have received at or prior to the Closing, the stock certificates representing the IAG Stock, duly endorsed in blank or with stock powers effecting such transfer.

     4.2. Seller Deliveries. The Seller shall have received at or prior to the Closing, the Cash.

5.   CONTINUING COVENANTS.

     From and after the execution and delivery of this Agreement, the parties agree as follows:

     5.1. General. Each of the parties will use its respective best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement.

     5.2. Notices and Consents. The parties will give any required notices to third parties, and the parties will use their respective best efforts to obtain any third party consents, that may reasonably be required in order to secure any required approval of the transactions described herein. Each of the parties will give any notices to, make any filings with, and use its respective best efforts to obtain any authorizations, consents, and approvals of governments, governmental agencies, quasi-regulatory agencies and self-regulatory organizations that may reasonably be required in order to consummate the transactions described herein.

     5.3. Notice of Developments. Each party will give prompt written notice to the other party of any material adverse development causing a breach of any of its own representations and warranties in this Agreement.

6.   MISCELLANEOUS

     6.1. Remedies Cumulative; Remedies not Waived. No remedy herein conferred upon the parties is intended to be exclusive of any other remedy and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise. No course of dealing between the parties, nor any delay on the part of any party in exercising any rights hereunder, shall operate as a waiver of any of the rights of such party, either individually or in the aggregate.

     6.2. Entire Agreement; Amendment. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them. This Agreement shall not be changed, modified or amended except by a writing signed by each of the parties hereto.

     6.3. Survival of Agreements, Parties in Interest, Etc. All agreements, representations and warranties made by the parties herein or in any certificate or other document delivered to the parties in connection with this Agreement, shall survive the execution and delivery of this Agreement for a period of one
(1) year. This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns.

     6.4. Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be sent by registered or certified mail (return receipt requested and postage prepaid), transmitted by telecopier, or delivered by hand, by messenger or by a recognized overnight delivery service, addressed as follows, or to such other address as such party may have from time to time furnished to the other party in writing:

              If to the Seller:         Satoru Hirai
                                        1250 Oakmead Pkwy #116
                                        Sunnyvale CA. 94085
                                        Fax: +1-801-640-7579

              If to the Purchaser:      PBAA Fund Ltd.
                                        Woodbourne Hall, P.O. Box 3162
                                        Road Town, Tortola
                                        British Virgin Islands
                                        Fax: +81 3 5776 0881

Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given (i) if sent by registered or certified mail, the earlier of receipt and five (5) business days after dispatch, (ii) if transmitted by telecopier, on the business day of confirmed receipt by the addressee thereof, and (iii) if delivered in person or by overnight courier, on the business day delivered.

     6.5. Expenses. Each party shall pay its expenses, including attorneys fees, in connection with this Agreement and the transactions contemplated hereby.

     6.6. Counterparts. This Agreement may be executed in several counterparts, and each executed copy shall constitute an original instrument, but all such counterparts shall together constitute but one and the same instrument.

     6.7. Headings; Construction. The headings of the several sections, divisions or subsections of this Agreement shall not be construed to constitute any part or to affect the meaning of any such sections, divisions or subsections. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption of burden of proof shall arise favoring or not favoring any party by virtue of the authorship of any of the provisions of this Agreement.

     6.8. Severability. If any provision of this Agreement or portion of any provision, or the application thereof to any person or circumstance, shall, to any extent, be held invalid or unenforceable, the remainder of this Agreement or the remainder of such provision and the application thereof to other persons or circumstances, other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

     6.9. Governing Law. This Agreement, all exhibits and amendments hereto, shall be governed in all respects under the internal laws of Japan applicable to agreements made and to be performed wholly in the Japan. The parties agree that they will not resort to the courts or other governmental agencies of any other jurisdiction for the resolution of any such dispute or controversy and agree to service by mail and waives any requirements of personal service. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

6.10. Compliance Required. The obligations of each of the parties arising pursuant to this Agreement shall be expressly conditioned upon the full compliance by the other party hereto with the terms set forth herein and in the ancillary agreements referenced herein.



                        [signatures follow on next page]

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered on the day and year first above written.


SELLER:


By:    /s/ Satoru Hirai
       ----------------
Name:  Satoru Hirai




PURCHASER:


PBAA Fund Ltd.

By:    /s/ Hiroki Isobe
       ----------------
Name:  Mr. Hiroki Isobe
Title: Director